EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS
SECOND QUARTER 2014 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "We are optimally positioned to meet the technological, commercial, and regulatory changes affecting the market. While these developments present challenges, they also represent opportunities which will benefit the Group and its customers."

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: "The high level of profits in the first half of 2014, in addition to the profit from the sale of "Yad2", will allow for a dividend distribution representing a semi-annual yield of approximately 7.3%.

Tel Aviv, Israel – August 7, 2014 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended June 30, 2014. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q2 2014	Q2 2013	% change
	(NIS millions)

Revenues	2,250	2,351	(4.3)%
Operating profit	1,234	744	65.9%
EBITDA	1,553	1,070	45.1%
EBITDA margin	69.0%	45.5%
Net profit attributable to Company shareholders	810	473	71.2%
Diluted EPS (NIS)	0.29	0.17	70.6%
Cash flow from operating activities	1,064	1,102	(3.4)%
Payments for investments	323	301	7.3%
Free cash flow 1	787	924	(14.8)%
Net debt/EBITDA (end of period) 2	1.54	1.83

1 Free cash flow is defined as cash flow from operating activities less net payments for investments. The net proceeds from the sale of "Yad2" (net of tax) are classified as cash flow from investment activities, and the sale therefore is not included in the free cash flow of the Group.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “Thanks to the diversity of our operations, we continue to demonstrate financial and operational strength despite increased competition. We will maintain our focus on developing infrastructure and state-of-the-art communications services by investing approximately NIS 1.3 billion annually to optimally position Bezeq to meet the technological, commercial, and regulatory changes affecting the market. While these developments present challenges, they also represent opportunities which will benefit the Group and its customers."

Press Release

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “The Group's performance in the second quarter reflected our financial strength as shown by continued strong cash flow generation. This high level of cash flow generation enables us to continue to invest in and upgrade our infrastructure as well as maximize returns for our shareholders.  The high level of profits in the first half of 2014, in addition to the profit from the sale of "Yad2", will allow for a dividend distribution representing a semi-annual yield of approximately 7.3%."

Bezeq Group Results (Consolidated)

Revenues in the second quarter of 2014 amounted to NIS 2.25 billion compared with NIS 2.35 billion in the corresponding quarter of 2013, a decrease of 4.3%.  The reduction in Group revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as a reduction in the revenues of Bezeq Fixed Line which were influenced by a decrease in fixed call termination rates.

Salary expenses in the second quarter of 2014 amounted to NIS 443 million compared with NIS 468 million in the corresponding quarter of 2013, a decrease of 5.3%.  The decrease in salary expenses was primarily due to streamlining at Bezeq Fixed Line and Pelephone as well as a reduction in share-based payments.

Operating expenses in the second quarter of 2014 amounted to NIS 822 million compared with NIS 831 million in the corresponding quarter of 2013, a decrease of 1.1%.  The decrease in operating expenses was primarily due to a reduction in equipment and interconnect expenses. The decrease was partially offset by an increase in building maintenance expenses due to a one-time reduction in the corresponding quarter of 2013 as a result of a change in lease payment estimates for building sites.

Profitability metrics in the second quarter of 2014 were influenced by the one-time NIS 582 million gain from the sale of Coral Tel Ltd., the operator of the "Yad2" web site.

Operating profit in the second quarter of 2014 amounted to NIS 1.23 billion compared with NIS 744 million in the corresponding quarter of 2013, an increase of 65.9%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) in the second quarter of 2014 amounted to NIS 1.55 billion (EBITDA margin of 69.0%) compared with NIS 1.07 billion (EBITDA margin of 45.5%) in the corresponding quarter of 2013, a 45.1% increase.

Net profit attributable to Bezeq shareholders in the second quarter of 2014 amounted to NIS 810 million compared with NIS 473 million in the corresponding quarter of 2013, an increase of 71.2%.

Operating cash flow in the second quarter of 2014 amounted to NIS 1.06 billion compared with NIS 1.1 billion in the corresponding quarter of 2013, a decrease of 3.4%.  The Group’s positive trend of stable and strong cash flows continued in the second quarter of 2014.  Bezeq's financial strength and stable cash flows are primarily a result of the Group's leading market positions as well as the diversification of its operating activities and revenue sources.

Payments for investments (Capex) in the second quarter of 2014 amounted to NIS 323 million compared with NIS 301 million in the corresponding quarter of 2013, an increase of 7.3%.  The increase was primarily due to the continued acceleration of the nationwide roll-out of Bezeq’s fiber optic network.

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 2

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Free cash flow in the second quarter of 2014 amounted to NIS 787 million compared with NIS 924 million in the corresponding quarter of 2013, a decrease of 14.8%.  The decrease in free cash flow was primarily due to an increase in investments as well as a decrease in proceeds from the sale of real estate due to timing differences. It should be noted that the net proceeds from the sale of "Yad2" (net of tax) are classified as cash flow from investment activities, and the sale therefore is not included in the free cash flow of the Group.

Net financial debt of the Group amounted to NIS 6.95 billion at June 30, 2014 compared with NIS 7.93 billion as of June 30, 2013.  At the end of June 2014, the Group's net financial debt to EBITDA was 1.54, compared with 1.83 at the end of June 2013.

Dividend Announcement
In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of net profits for the first half of 2014 as a cash dividend to shareholders of NIS 1.267 billion (approximately NIS 0.46 per share).  The semi-annual dividend, which is subject to shareholder approval, would be payable on October 2, 2014.  The ex-dividend date is September 15, 2014.

2014 Outlook
Below is the Group's outlook for 2014 based on the existing information known to the Bezeq Group today (There is no change compared with the outlook published in the Company's quarterly report as of March 31, 2014):

Net profit attributable to shareholders:	Approximately NIS 2.0 billion

EBITDA:	Approximately NIS 4.5 billion

Free cash flow:	Approximately NIS 2.5 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of a provision for an employee retirement plan that may be adopted (beyond the decisions that have already been made by the Company detailed in section 2.9.3 of the periodic report update), investments, to the extent that there may be such, in the acquisition of frequencies for a 4G network (LTE), and the effects of a potential acquisition of DBS.

b.
The forecast is based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2014. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2013.

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 3

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Bezeq Fixed-Line Results

•	Investments in infrastructure in the second quarter of 2014 amounted to NIS 207 million compared with NIS 186 million in the corresponding quarter of 2013, an increase of 11.3%.

•	Revenues from broadband Internet services grew 7.5% and amounted to NIS 345 million compared with NIS 321 million in the year ago quarter.

•	Internet subscribers in the second quarter of 2014 rose by 19,000 and amounted to 1.31 million.

Stella Handler, Bezeq CEO, commented, “We are continuing to accelerate deployment of our advanced fiber-optic Internet network (B-Fiber), reaching approximately 800,000 households and businesses in Israel today.  In addition, we are developing the existing infrastructure and upgrading broadband speeds for our customers.  Our investments amounted to approximately 20% of revenues, positioning Bezeq as a leading technological company on an international comparison.

Handler further stated, “Our results show a continued improvement in most operating metrics.  The investments in infrastructure and in our customers Internet experience and service are reflected in the rapid growth in the number of Internet subscribers which reached 106,000 during the past year."

Revenues in the second quarter of 2014 amounted to NIS 1.07 billion compared with NIS 1.12 billion in the corresponding quarter of 2013, a decrease of 4.3%.  The decrease in revenues was due to the reduction in telephony revenues which was significantly impacted by lower fixed call termination rates.  The decrease was partially mitigated by higher revenues from Internet services as well as from transmission and data communication services.

Revenues from broadband Internet services in the second quarter of 2014 grew 7.5% versus the year ago quarter and amounted to NIS 345 million compared with NIS 321 million in the corresponding quarter of 2013. The growth in revenues from broadband Internet services was primarily due to the accelerated growth in the number of Internet subscribers which increased by 106,000 during the past year.

Revenues from transmission and data communication services in the second quarter of 2014 amounted to NIS 255 million compared with NIS 241 million in the corresponding quarter of 2013, an increase of 5.8%. The increase in revenues from transmission and data communication services was due to growth in the number of business customers and the number of data lines, as well as continued growth in the volume of data transmitted.

Revenues from telephony services in the second quarter of 2014 amounted to NIS 415 million compared with NIS 503 million in the corresponding quarter of 2013, a decrease of 17.5%. The decrease in telephony revenues was influenced by a reduction in fixed call termination rates as mentioned above.

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Salary expenses in the second quarter of 2014 amounted to NIS 228 million compared with NIS 242 million in the corresponding quarter of 2013, a decrease of 5.8%.  The decrease in salary expenses was primarily due the continued streamlining of Company operations as well as a reduction in share based payments.

Operating expenses in the second quarter of 2014 amounted to NIS 188 million compared with NIS 218 million in the corresponding quarter of 2013, a 13.8% decrease.  The decrease in operating expenses was primarily due to a reduction in interconnect fees as well as in equipment and materials.

Other (income) expenses - In the second quarter of 2014, an expense of NIS 14 million was recorded compared with income of NIS 17 million in the corresponding quarter of 2013, a difference of NIS 31 million.  This item was influenced by a provision for the early retirement of employees in the amount of NIS 117 million which was recorded in the second quarter of 2014 compared with NIS 49 million in the corresponding quarter of 2013.  This was partially mitigated by a significant increase in capital gains from the sale of real estate which amounted to NIS 102 million in the second quarter of 2014 compared with NIS 41 million in the corresponding quarter of 2013.

Operating profit in the second quarter of 2014 amounted to NIS 471 million compared with NIS 510 million in the corresponding quarter of 2013, a decrease of 7.6%. After adjusting for the other income line item, adjusted operating profit decreased by NIS 8 million compared to the corresponding quarter of 2013.

EBITDA in the second quarter of 2014 amounted to NIS 643 million (EBITDA margin of 59.9%) compared with NIS 678 million (EBITDA margin of 60.5%) in the corresponding quarter of 2013, a decrease of 5.2%.   After adjusting for the other income line item, adjusted EBITDA decreased by NIS 4 million compared to the corresponding quarter of 2013.

Net profit in the second quarter of 2014 amounted to NIS 314 million compared with NIS 351 million in the corresponding quarter of 2013, a decrease of 10.5%.

Cash flow from operating activities in the second quarter of 2014 amounted to NIS 545 million compared with NIS 556 million in the corresponding quarter of 2013, a decrease of 2.0%.

Payments for investments (Capex) in the second quarter of 2014 amounted to NIS 207 million compared with NIS 186 million in the corresponding quarter of 2013, an increase of 11.3%.  The increase was primarily due to the continued acceleration of the nationwide roll-out of Bezeq’s fiber optic network.

Free cash flow in the second quarter of 2014 amounted to NIS 380 million compared with NIS 494 million in the corresponding quarter of 2013, a decrease of 23.1%.  The decrease in free cash flow was primarily due to an increase in investments as well as a decrease in proceeds from the sale of real estate due to timing differences.

The number of Internet subscribers in the second quarter of 2014 increased sequentially by 19,000 and reached 1.31 million subscribers at the end of June 2014.

During the second quarter of 2014, average broadband speeds reached 21.9 Mbps compared with 20.0 Mbps sequentially, and 15.2 Mbps in the corresponding quarter of 2013. During the second quarter of 2014, Bezeq significantly upgraded broadband speeds for its Internet customers. Average revenue per Internet subscriber (ARPU) in the second quarter of 2014 amounted to NIS 84 compared with NIS 82 sequentially.

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The number of telephony access lines at the end of June 2014 amounted to 2.205 million, compared with  2.214 million sequentially and 2.224 million in the corresponding quarter of 2013. Average revenue per line (ARPL) in the second quarter of 2014 amounted to NIS 63 compared with NIS 64 sequentially.

Bezeq Fixed-Line - Financial data	Q2 2014	Q2 2013	% change
	(NIS millions)

Revenues	1,073	1,121	(4.3)%
Operating profit	471	510	(7.6)%
EBITDA	643	678	(5.2)%
EBITDA margin	59.9%	60.5%
Net profit 1	314	351	(10.5)%
Cash flows from operating activities	545	556	(2.0)%
Payments for investments	207	186	11.3%
Free cash flow 2	380	494	(23.1)%

1 Excluding share in profits/losses of equity-accounted investees.
2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q2 2014	Q1 2014	Q2 2013	% change	% change
				vs.	vs.
				Q1 2014	Q2 2013

Number of active subscriber lines (end of period, in thousands) 1	2,205	2,214	2,224	(0.4)%	(0.9)%
Average monthly revenue per line (NIS) 2	63	64	75	(1.6)%	(16.0)%
Number of outgoing usage minutes (millions)	1,522	1,608	1,805	(5.3)%	(15.7)%
Number of incoming usage minutes (millions)	1,428	1,467	1,550	(2.7)%	(7.9)%
Churn rate (%) 3	2.8%	3.0%	3.5%
Number of broadband Internet subscribers (end of period, in thousands)	1,308	1,289	1,202	1.5%	8.8%
Average monthly revenue per broadband internet subscriber (NIS)	84	82	85	2.4%	(1.2)%
Average broadband speed per subscriber (end of period, Mbps)	21.9	20.0	15.2	9.5%	44.1%

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average subscribers for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 6

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Pelephone Results

•	Operating profit in the second quarter of 2014 amounted to NIS 127 million compared with NIS 126 million sequentially, an increase of 0.8%.

•	Cash flow from operating activities in the second quarter of 2014 amounted to NIS 420 million, an increase of 20.3% sequentially.

•	ARPU amounted to NIS 79, similar to the sequential quarter.

•	Churn rate was the lowest of the last few quarters and decreased by 1% sequentially.

Gil Sharon, CEO of Pelephone, stated, "In the second quarter of the year, we succeeded in maintaining stability across all financial metrics, as compared to the previous quarter, despite the challenging competitive environment which drove prices down.  We continued to implement efficiency measures while focusing on customer retention, resulting in a low churn rate for the quarter.  In addition, we accelerated deployment of our 4G network (LTE) which we launched this week, enabling us to offer our customers high speed data as well as a superb Internet experience.

Total revenues in the second quarter of 2014 amounted to NIS 843 million compared with NIS 917 million sequentially and NIS 915 million in the corresponding quarter of 2013, representing a decrease of 8.1% and 7.9% respectively.

Revenues from cellular services in the second quarter of 2014 decreased 2.4% sequentially to NIS 622 million compared with NIS 637 million in the previous quarter and NIS 696 million in the corresponding quarter of 2013, a decrease of 10.6%.

The decrease in service revenues was primarily due to tariff erosion as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans in line with existing market prices. This resulted in a decrease in average revenue per subscriber (ARPU) as well as a reduction in the number of subscribers.

Revenues from equipment sales in the second quarter of 2014 decreased 21.1% sequentially to NIS 221 million compared with NIS 280 million in the previous quarter and NIS 219 million in the corresponding quarter of 2013, an increase of 0.9%.  The sequential decrease in revenues from equipment sales was due to increased sales in the previous quarter to government employees pursuant to an agreement with Pelephone.

Operating profit in the second quarter of 2014 increased 0.8% sequentially to NIS 127 million compared with NIS 126 million in the previous quarter and NIS 186 million in the corresponding quarter of 2013, a decrease of 31.7%.  The sequential increase in operating profit was primarily due to an improvement in profitability from equipment sales.  The decrease in operating profit compared to the corresponding quarter was primarily due to the decrease in revenues from cellular services as well as an adjustment to lease payment estimates for building sites in the corresponding quarter of 2013 which resulted in a one-time decrease in expenses in the amount of NIS 30 million.

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EBITDA in the second quarter of 2014 amounted to NIS 232 million (EBITDA margin of 27.5%), in line sequentially (EBITDA margin of 25.3%) and compared with NIS 299 million (EBITDA margin of 32.7%) in the corresponding quarter of 2013.

Net profit in the second quarter of 2014 decreased 1.9% sequentially to NIS 106 million compared with NIS 108 million in the previous quarter and NIS 161 million in the corresponding quarter of 2013, representing a decrease of 34.2%.

Cash flow from operating activities in the second quarter of 2014 increased 20.3% sequentially to NIS 420 million compared with NIS 349 million in the previous quarter and NIS 468 million in the corresponding quarter of 2013, a decrease of 10.3%.  The sequential increase in cash flow was primarily due to a decrease in payments to vendors and taxes.  The decrease in cash flow compared with the corresponding quarter was due to a decrease in profitability.

Total Pelephone subscribers decreased by 21,000 subscribers during the second quarter and totaled 2.61 million as of June 30, 2014.

The erosion of monthly ARPU significantly slowed in the second quarter of 2014 and amounted to NIS 79 compared with NIS 80 sequentially and NIS 85 in the corresponding quarter of 2013.

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Pelephone - Financial data	Q2 2014	Q2 2013	% change
	(NIS millions)

Total revenues	843	915	(7.9)%
Service revenues	622	696	(10.6)%
Equipment revenues	221	219	0.9%
Operating profit	127	186	(31.7)%
EBITDA	232	299	(22.4)%
EBITDA margin	27.5%	32.7%
Net profit	106	161	(34.2)%
Cash flows from operating activities	420	468	(10.3)%
Payments for investments	90	84	7.1%
Free cash flow 1	335	384	(12.8)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q2 2014	Q1 2014	Q2 2013	% change	% change
				vs.	vs.
				Q1 2014	Q2 2013

Total subscribers (end of period, in thousands) 1	2,610	2,631	2,702	(0.8)%	(3.4)%
Average revenue per user (ARPU, NIS) 2	79	80	85	(1.3)%	(7.1)%
Churn rate 3	6.5%	7.5%	6.9%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

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Bezeq International Results

•	Revenues increased 1.8% to NIS 365 million in the second quarter of 2014 versus the year ago quarter.

•	Revenues from data communications jumped 13% compared with the second quarter of 2013 and revenues from business communication solutions (ICT) increased 4% compared to the corresponding quarter.

•
Revenues from Internet services increased 3% and the number of Internet subscribers increased 8% compared to the year ago quarter as Bezeq International continued to utilize its submarine cable network.

•	Cash flow from operating activities rose 17.5% and free cash flow increased 33.1% compared to the year ago quarter.

•	During the quarter, Bezeq International launched "Bigger", a product for freelancers and SMEs using an innovative digital platform to manage their advertising and marketing portfolios.

Moti Elmaliach, CEO of Bezeq International, “Our excellent performance is evident across all operating segments. In the Internet segment, we continued our impressive recruitment of subscribers to our submarine cable network. The integration segment posted growth in sales of ICT solutions to local and international businesses. Furthermore, in our start-up segment, as part of our strategy to expand our web-based product and service offerings, we continue to generate added value to our clients in Israel by offering an innovative product, Bigger, helping Israeli SMEs and freelancers grow their business.”

Revenues in the second quarter of 2014 amounted to NIS 365 million compared with NIS 359 million in the corresponding quarter of 2013, an increase of 1.8%. The increase was primarily due to the significant growth in revenues from Internet services delivered across the submarine cable infrastructure as well as growth in data communication services and the sale of business communication and IT solutions (ICT). The increase was partially offset by the continued erosion in the international calls market.

Operating profit in the second quarter of 2014 amounted to NIS 58 million compared with NIS 60 million in the corresponding quarter of 2013, a decrease of 4.2%.  EBITDA in the second quarter of 2014 amounted to NIS 90 million (EBITDA margin of 24.7%) compared with NIS 93 million (EBITDA margin of 25.9%) in the corresponding quarter of 2013, a decrease of 2.8%.

Net profit in the second quarter of 2014 amounted to NIS 41 million compared with NIS 44 million in the corresponding quarter of 2013, a decrease of 6.3%.

The decrease in profitability metrics was primarily due to the continued erosion of the international calls market due to the transition to unlimited cellular plans.  This decrease was partially offset by an increase in ICT sales and data communication revenues, as well as by continued growth in the number of Internet subscribers and in revenues from Internet services delivered across the submarine cable infrastructure.

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Cash flow from operating activities in the second quarter of 2014 amounted to NIS 95 million, compared with NIS 81 million in the corresponding quarter of 2013, a 17.5% increase. Free cash flow in the second quarter of 2014 amounted to NIS 72 million compared with NIS 54 million in the corresponding quarter of 2013, an increase of 33.1%.  The increase in cash flow was due to an improvement in the Company's working capital.

Bezeq International	Q2 2014	Q2 2013	% change
	(NIS millions)

Revenues	365	359	1.8%
Operating profit	58	60	(4.2)%
EBITDA	90	93	(2.8)%
EBITDA margin	24.7%	25.9%
Net profit	41	44	(6.3)%
Cash flows from operating activities	95	81	17.5%
Payments for investments	24	28	(13.6)%
Free cash flow 1	72	54	33.1%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 11

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yes Results

•	Revenues in the second quarter of 2014 increased 5.9% and amounted to NIS 428 million compared with NIS 404 million in the year ago quarter.

•	EBITDA in the second quarter of 2014 grew 6.8% and amounted to NIS 141 million compared with NIS 132 million in the year ago quarter.

•	Yes added 6,000 subscribers in the second quarter of 2014 and reached a record total of over 613,000 subscribers at June 30, 2014.

Ron Eilon, CEO of yes, stated, “This is the fifth quarter in a row that yes has posted sharp growth in new subscriber recruitment, continually breaking new records with its customer base.  In addition to our attention to excellence and outstanding customer service, we offer the leading television content from around the world as well as innovative technologies. All of these are reflected in the Company’s financial metrics.”

Revenues in the second quarter of 2014 amounted to NIS 428 million compared with NIS 404 million in the corresponding quarter of 2013, an increase of 5.9%. The increase in revenues was due to growth in the number of subscribers as well as in the average revenue per subscriber, primarily due to an increase in the penetration of advanced services and products.

Operating profit in the second quarter of 2014 amounted to NIS 67 million compared with NIS 68 million, a decrease of 1.1%. The decrease in operating profit was primarily due to an increase in depreciation expenses, salaries and broadcasting rights mostly offset by an increase in revenues.

EBITDA in the second quarter of 2014 amounted to NIS 141 million (EBITDA margin of 32.9%) compared with NIS 132 million (EBITDA margin of 32.6%) in the corresponding quarter of 2013, an increase of 6.8%.  The increase in EBITDA was primarily due to the increase in revenues.

Profit before finance expenses to shareholders and taxes in the second quarter of 2014 amounted to NIS 22 million compared with NIS 25 million in the corresponding quarter of 2013, a decrease of 12.3%.  The decrease was primarily due to a decrease in operating profit as well as an increase in financing expenses for its financial debt.

Net loss in the second quarter of 2014 amounted to NIS 115 million compared with NIS 101 million in the corresponding quarter of 2013, an increase of 14.3%.  The increase in net loss was primarily due to an increase in financing expenses to shareholders.

Cash flow from operating activities in the second quarter of 2014 decreased 4.3% to NIS 106 million compared with NIS 110 million in the corresponding quarter of 2013. Free cash flow increased 46.9% in the second quarter of 2014 to NIS 38 million compared with NIS 26 million in the corresponding quarter of 2013. The increase in free cash flow was due to a decrease in investments.

ARPU in the second quarter of 2014 amounted to NIS 234 compared with NIS 232 in the corresponding quarter of 2013, an increase of 0.9%.

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yes - Financial data	Q2 2014	Q2 2013	% change
	(NIS millions)

Revenues	428	404	5.9%
Operating profit	67	68	(1.1)%
EBITDA	141	132	6.8%
EBITDA margin	32.9%	32.6%
Net loss	(115)	(101)	14.3%
Cash flows from operating activities	106	110	(4.3)%
Payments for investments	68	85	(19.7)%
Free cash flow 1	38	26	46.9%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q2 2014	Q1 2014	Q2 2013	% change	% change
				vs.	vs.
				Q1 2014	Q2 2013
Number of subscribers (end of period, in thousands) 1	613	607	583	1.0%	5.1%
Average revenue per user (ARPU, NIS) 2	234	234	232	0.0%	0.9%
Churn rate (%) 3	3.1%	3.6%	3.2%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

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Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Thursday, August 7, 2014, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, August 13, 2014. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

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About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact: Mr. Naftali Sternlicht Bezeq Phone: +972-2-539-5441 Email: ir@bezeq.co.il	Media Relations Contact: Mr. Guy Hadass Bezeq Phone: +972-3-626-2600 Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 15

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	4,561	4,756	2,250	2,351	9,563

Costs of activity
Depreciation and amortization	633	654	319	326	1,311
Salaries	891	967	443	468	1,872
General and operating expenses	1,691	1,720	822	831	3,576
Other operating expenses (income), net	(576)	(90)	(568)	(18)	(15)
	2,639	3,251	1,016	1,607	6,744

Operating profit	1,922	1,505	1,234	744	2,819
Financing expenses (income)
Financing expenses	240	284	127	144	573
Financing income	(166)	(233)	(95)	(117)	(428)
Financing expenses, net	74	51	32	27	145

Profit after financing expenses, net	1,848	1,454	1,202	717	2,674
Share in losses of equity-accounted investees	(98)	(107)	(79)	(67)	(252)
Profit before income tax	1,750	1,347	1,123	650	2,422
Income tax	483	377	313	177	651
Profit for the period	1,267	970	810	473	1,771

Earnings per share (NIS)
Basic earnings per share	0.46	0.36	0.30	0.17	0.65

Diluted earnings per share	0.46	0.36	0.29	0.17	0.65

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Other Operating Expenses (Income), Net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit from the sale of Coral Tel Ltd. shares	(582)	-	(582)	-	-
Capital gain from sale of property, plant and equipment (mainly real estate)	(114)	(75)	(102)	(41)	(120)
Profit from copper sales	(7)	(34)	(2)	(22)	(40)
Provision for early retirement	125	35	117	49	90
Expenses for collective agreement at Pelephone	-	-	-	-	61
Others	2	(16)	1	(4)	(6)
	(576)	(90)	(568)	(18)	(15)

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets
	June 30, 2014	June 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	673	544	610
Investments, including derivatives	1,725	1,463	1,132
Trade receivables	2,335	2,863	2,651
Other receivables	325	334	344
Inventory	89	142	117
Assets classified as held for sale	24	97	66
Total current assets	5,171	5,443	4,920

Trade and other receivables	587	817	652
Property, plant and equipment	6,060	5,948	5,973
Intangible assets	1,839	2,135	2,060
Deferred and other expenses	254	265	261
Investments in equity-accounted investees (mainly loans)	1,014	1,015	1,015
Investments	80	89	81
Deferred tax assets	35	66	60
Total non-current assets	9,869	10,335	10,102

Total assets	15,040	15,778	15,022

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	June 30, 2014	June 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	1,534	1,076	1,136
Trade payables	638	685	719
Other payables, including derivatives	651	646	707
Current tax liabilities	591	598	523
Provisions	134	124	125
Employee benefits	378	273	257
Dividend payable	-	490	-
Total current liabilities	3,926	3,892	3,467

Loans and debentures	7,815	8,863	8,691
Employee benefits	229	256	234
Provisions	68	67	68
Deferred tax liabilities	10	48	55
Other liabilities, including derivatives	108	81	84
Total non-current liabilities	8,230	9,315	9,132

Total liabilities	12,156	13,207	12,599

Total equity	2,884	2,571	2,423

Total liabilities and equity	15,040	15,778	15,022

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	1,267	970	810	473	1,771
Adjustments:
Depreciation and amortization	633	654	319	326	1,311
Profit from the sale of Coral Tel Ltd. shares	(582)	-	(582)	-	-
Share in losses of equity-accounted investees	98	107	79	67	252
Financing expenses, net	122	129	59	61	278
Capital gain, net	(121)	(112)	(104)	(65)	(159)
Share-based payments	(1)	16	-	8	29
Income tax expenses	483	377	313	177	651
Miscellaneous	2	(10)	5	(6)	(22)

Change in inventory	34	(22)	13	6	9
Change in trade and other receivables	387	268	224	163	646
Change in trade and other payables	(107)	(77)	(45)	(71)	27
Change in provisions	8	(31)	12	(3)	(29)
Change in employee benefits	117	18	104	40	2
Change in other liabilities	(8)	-	(8)	-	11
Net income tax paid	(225)	(213)	(135)	(74)	(625)
Net cash from operating activities	2,107	2,074	1,064	1,102	4,152

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flow used for investing activities
Consideration received (net) for the sale of Coral Tel Ltd. shares	596	-	596	-	-
Investment in intangible assets and deferred expenses	(90)	(93)	(42)	(49)	(186)
Proceeds from the sale of property, plant and equipment	75	166	46	123	312
Acquisition of financial assets held for trading and others	(686)	(1,137)	(476)	(702)	(1,570)
Proceeds from the sale of financial assets held for trading and others	94	766	94	759	1,528
Purchase of property, plant and equipment	(548)	(497)	(281)	(252)	(1,042)
Proceeds from disposal of long-term investments	(1)	8	2	-	9
Miscellaneous	3	13	1	22	32
Net cash used for investing activities	(557)	(774)	(60)	(99)	(917)

Cash flows used in financing activities
Issue of debentures and receipt of loans	-	869	-	869	1,364
Repayment of debentures and loans	(462)	(488)	(380)	(332)	(1,120)
Dividends paid	(802)	(1,361)	(802)	(1,361)	(2,830)
Interest paid	(219)	(239)	(192)	(203)	(453)
Increase in the rate of holding in a subsidiary	-	-	-	-	(50)
Miscellaneous	(4)	(3)	(6)	(5)	(2)
Net cash used for financing activities	(1,487)	(1,222)	(1,380)	(1,032)	(3,091)

Increase (decrease) in cash and cash equivalents, net	63	78	(376)	(29)	144
Cash and cash equivalents at beginning of period	610	466	1,049	573	466
Cash and cash equivalents at end of period	673	544	673	544	610

BEZEQ GROUP REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS  PAGE | 21